January 12, 2012	News Release 12 – 02

SILVER STANDARD PROVIDES UPDATE ON 2011 PIRQUITAS OPERATIONS
AND ANNOUNCES 2012 GUIDANCE

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) today provided an update on the status of operations at the Pirquitas mine in Jujuy, Argentina and announced guidance for 2012.

“We have taken a number of important steps at Pirquitas that positions us well for 2012,” said John Smith, President and CEO of Silver Standard. "Our focus at the mine is to continue to provide consistent quarter on quarter performance, cost management and brown-fields exploration."

The Pirquitas mine including the ball mill, operated continuously since its re-start on November 6, 2011. Since December 1, 2011, milling has exceeded design rates averaging above 4,800 tonnes per day. Following a full rebuild with factory OEM parts, the mill’s gearbox continues to operate without vibrations. Realized silver recoveries continue to exceed design expectations of 78%.

For the year 2011, the Pirquitas mine produced 7.1 million ounces silver, a 12% increase from 2010, despite unplanned plant down time of eleven weeks throughout 2011. Zinc production for 2011 totaled 10.1 million pounds and achieved forecast. Silver Standard’s production guidance and cost estimates for 2012 are as follows:

  Produce 8.2 to 8.5 million ounces of silver;
  Produce 10.5 to 11.5 million pounds of zinc; and
  Direct mining cost of $11.85 per ounce of silver based on a nominal direct mining cost of $100.8 million.

Total cash cost and total production cost per ounce of silver will be announced after silver and zinc concentrate sales agreements are concluded in the first quarter 2012.

The Company expects to complete delivery of the sale of 2,000 tonnes of silver concentrate in January 2012 and has contracted for additional trial lot sales with potential long-term customers. Negotiations for additional spot silver concentrate sales of 1,000 tonnes with an option to sell an additional 1,000 tonnes are near completion. Long-term silver concentrate sales discussions are progressing with Asian, European and North American smelters. Discussions to date for long-term sales agreements have been positive and are expected to conclude in the first quarter 2012.

For further information contact:

Ian Chadsey
Director Investor Relations
N.A toll-free: (888) 338-0046
All others: (604) 689-3846
E-Mail: invest@silverstandard.com

Cautionary Statements on Forward Looking Information:

The news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward looking statements”) related to the Company and its operations, and in particular, the anticipated production developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. Statements concerning mineral resources and reserve estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the property is developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. These forward looking statements relate to, among other things: future production of silver and other metals; future direct mining costs and cash costs per ounce of silver; the price of silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at our Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects including: future sales of the metals, concentrates or other products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production and cost estimates for the Pirquitas Mine; uncertainty of development or production at our mineral exploration properties; risks and uncertainties associated with new mining operations, including start-up delays and operational issues; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the mineral resources and reserve estimates and related assumptions and the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for silver, gold and base metals and certain other commodities; our history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to our covenants given with respect to our 4.5% convertible senior notes due 2028; differences in U.S. and Canadian practices for reporting mineral resources and reserve; changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, the United States, Argentina, Mexico, Peru or other countries where the Company holds assets or may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits we have obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties and the surface rights thereon; our ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Argentine peso, Peruvian sol and Mexican peso); increased costs affecting the mining industry, including the current high rate of inflation in Argentina; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of our directors’ and officers’ involvement with other natural resource companies; our ability to attract and retain qualified management to grow our business; risks related to estimates of future income tax assets and liabilities; risks related to claims and legal proceedings; our ability to maintain adequate internal control over financial reporting; our ability to monetize the full value of our interest in Pretium Resources and those factors identified under the heading “Risk Factors” in the Company’s most recent Form 20-F and Annual Information Form filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian and Provincial securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Non-GAAP measures

The Company uses the non-GAAP measures of direct mining cost, total cash cost and total production cost per ounce of silver to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. This classification is based upon The Silver Institute’s production cost standard as endorsed on June 16, 2011. Previous to this the Company reported cash production cost, cash operating cost and total production cost, and moved to The Silver Institute’s production cost standard in its disclosures from June 30, 2011 in order to disclose a more standardized meaning within the industry. The key differences between this presentation and the Company’s previous disclosure is that cash production costs included by-product credits whereas direct mining costs per The Silver Institute guidance only include costs incurred at the mine site. Total cash costs and cash operating costs remain consistent. Total production costs are consistent except that the Company had previously included reclamation costs which are excluded from The Silver Institute’s guidance.

All amounts reported in US dollars.